

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2020

David L. Duvall
President and Chief Executive Officer
Core Molding Technologies, Inc.
800 Manor Park Drive
Columbus, OH 43228-0183

> **Re: Core Molding Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 11, 2020**
> **File No. 333-251298**

Dear Mr. Duvall:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Donald W. Hughes, Esq.